UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ESKIMO PIE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------

                                   296443 10 4
--------------------------------------------------------------------------------
                                 (Cusip Number)


                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 23, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d1(f) or 13-d-1(g), check the following box [X ].

Check the following box if a fee is being paid with the statement. [] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 296443 10 4               SCHEDULE 13D            Page 2  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PEAK INVESTMENT LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      307,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             307,200
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  307,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.88%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No. 296443 10 4               SCHEDULE 13D            Page 3  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PEAK MANAGEMENT, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  MASSACHUSETTS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      62,400
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           307,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             62,400
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      307,200
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    369,600*

        * AS GENERAL PARTNER OF PEAK INVESTMENT LIMITED PARTNERSHIP AND INVESTMENT MANAGER OF CERTAIN MANAGED ACCOUNTS

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.69%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================

--------------------------                            --------------------------
CUSIP No. 296443 10 4               SCHEDULE 13D            Page 4  of 12 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PETER H. KAMIN
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NONE
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           369,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      369,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      369,600*

      * AS PRINCIPAL AND DIRECTOR OF PEAK MANAGEMENT, INC. AND NOT INDIVDUALLY

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.69%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

CUSIP No.  296443 10 4               SCHEDULE 13D            Page 5  of 12 Pages
           -----------                                      --------------------

THIS SCHEDULE 13D AMENDS AND REPLACES THAT CERTAIN SCHEDULE 13G FILED ON BEHALF OF THE REPORTING PERSONS NAMED HEREIN ON APRIL 8, 1998.

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $1.00 ("Common Stock")

         Issuer:  Eskimo Pie Corporation

         Principal Executive Officers:      901 Moorfield Park Drive
                                            Richmond, Virginia 23236

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i)      Peak  Investment  Limited  Partnership,   a  Delaware  limited
                  partnership ("Peak L.P.");

         (ii) Peak Management, Inc., a Massachusetts corporation, which is the sole General Partner of Peak L.P.;

         (iii) Peter H. Kamin, an individual who is a director, officer, stockholder and the controlling person of Peak Management, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of One Financial Center, Suite 1600, Boston, Massachusetts 02111.

         Peak L.P. is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Peak Management, Inc. is a privately owned Massachusetts corporation, the principal business of which is to act as General Partner of Peak L.P.

         Peter H. Kamin is a United States citizen residing in the Commonwealth of Massachusetts, whose principal occupation is acting as officer of Peak Management, Inc. and, individually, acting as investment advisor to certain institutional private investors regarding investment and trading in securities and other financial instruments. A portion of the Common Stock reported herein as beneficially owned by Peter H. Kamin is held in managed brokerage accounts over which Mr. Kamin has discretionary trading authority (the "Managed Accounts").

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Peak L.P. used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Peak L.P. to purchase such securities was $3,951,116.00 (including broker commissions and clearing fees).

CUSIP No.  296443 10 4               SCHEDULE 13D            Page 6  of 12 Pages
           -----------                                      --------------------


         The sources of funds used to directly purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts. The approximate aggregate amount of funds used to purchase such securities for the Managed Accounts was $829,368.00 (including broker commissions and clearing fees).

ITEM 4.  PURPOSE OF THE TRANSACTION

         Peak L.P. and each of the other Reporting Persons acquired the Common Stock in transactions which occurred more than sixty (60) days prior hereto. Ownership of Issuer Common Stock was previously disclosed on a Form 13G. The Common Stock was purchased to obtain a substantial investment in the Issuer for the further purpose of attaining market appreciation resulting from improvement in the Issuer's operations or prospects, or from sale or merger of the Issuer.

         As a result of recent business developments, including a third party proposal for the acquisition of the Issuer, the Reporting Persons expect to engage in substantive discussions with the Issuer, such third party purchaser or other possible acquirors of the Issuer regarding means for maximizing shareholder value. Such means may include a sale or significant recapitalization of the Issuer, a change of control or management, strategic alliances and joint ventures or other transactions in which the Reporting Persons may participate. This Form 13D is being filed to report the intentions of the Reporting Persons to engage in such discussions.

CUSIP No.  097189 10 4                                      Page  7  of 12 Pages
           -----------                                      --------------------


         The Reporting Persons expect to continually explore alternatives and modifications of their investment in the Issuer, including through discussions with market analysts, other stockholders, industry sources and other interested parties. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

         (i) Peak L.P. is the beneficial owner of 307,200 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Peak L.P. represents 8.88% of the shares of Common Stock outstanding.

         (ii) Peak Management, Inc. is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of Peak L.P.. Peak Management, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of Peak L.P., Peak Management, Inc. may be deemed to have shared voting and dispositive power over the 307,200 shares (8.88%) of Common Stock of the Issuer beneficially owned by such partnership.

         (iii) Peter H. Kamin has voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between himself and each of the Managed Accounts. Thus, by virtue of his discretionary trading authority over assets held in the Managed Accounts, Peter H. Kamin may be deemed the beneficial owner of 62,400 shares of Common Stock of the Issuer held by the Managed Accounts, all of which were acquired directly in open market transactions.

                  In addition to the above, by reason of his position as the sole director, officer and stockholder of Peak Management, Inc., which is the sole General Partner of Peak Investments Limited Partnership, Peter H. Kamin may be deemed to have indirectly shared voting and dispositive power over the
                  307,200 shares of Common Stock of the Issuer beneficially owned by such partnership. Accordingly, Peter H. Kamin may be deemed the beneficial owner of an aggregate 369,600 shares representing 10.69% of the Common Stock of the Issuer outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 3,458,597 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

CUSIP No.  097189 10 4                                      Page  8  of 12 Pages
           -----------                                      --------------------


         (b) Peak L.P. has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Peak L.P. by its General Partner, Peak Management, Inc. Accordingly, Peter H. Kamin may be deemed to have shared voting and dispositive power over 307,200 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

         Peter H. Kamin may be deemed to have voting and dispositive power over the 62,400 shares of the Common Stock beneficially owned by the Managed Accounts. Pursuant to written agreements governing the Managed Accounts, Mr. Kamin has sole voting and dispositive power with respect to all of such shares.

         All transactions reported above were open market purchases of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth hereinabove, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing

CUSIP No.  097189 10 4                                      Page  9  of 12 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            Peak L.P.
                                            By:  Peak Management, Inc.
                                                    Its Sole General Partner




                                  By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin, President



Dated as of:  November 30, 1998

CUSIP No.  097189 10 4                                      Page 10  of 12 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                     PEAK MANAGEMENT, INC.


                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin



Dated as of:  November 30, 1998

CUSIP No.  097189 10 4                                      Page 11  of 12 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin, Individually



Dated as of:  November 30, 1998

CUSIP No.  097189 10 4                                      Page 12  of 12 Pages
           -----------                                      --------------------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                             ESKIMO PIE CORPORATION
                          COMMON STOCK, PAR VALUE $1.00


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 30th day of November, 1998.


                                     PEAK L.P.
                                     By:  Peak Management, Inc.
                                            Its Sole General Partner


                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin, President



                                     PEAK MANAGEMENT, INC.


                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin, President



                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
                                     Peter H. Kamin, Individually